Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: September 10, 2019

From:	Tom Kennedy

To:	Raytheon’s employees

Subject:	September merger update

Dear Raytheon colleague,

With many of us returning to work after taking some time off for vacation, I want to update the team on the progress of our proposed merger with United Technologies Corporation.

July and August were focused on laying the groundwork for the next few months. So while it may have seemed relatively quiet, we have been working through the process of obtaining regulatory approvals for the merger, as well as standing up our teams to plan for the integration of Raytheon and UTC’s corporate structures and the consolidation of Raytheon’s four businesses into two.

The next two months are when steps toward the merger will be more visible. This week, we filed with the U.S. Securities and Exchange Commission and began sending to shareholders the definitive joint proxy statement that details the proposed merger transaction; this is the information upon which shareholders will base their votes. The distribution of the joint proxy statement marks the beginning of a 30-day period for Raytheon and UTC shareholders to cast their votes, concluding on October 11 with two special meetings – one for Raytheon shareholders and another for UTC shareholders.1

It is important that all shareholders vote. For the many Raytheon teammates who are shareholders, you will receive multiple communications from the company providing links to the proxy and the online voting system. We hope you will vote early and in support of the transaction.

I am excited about what lies ahead. By combining with UTC, we will have the opportunity to define the future of our industry. We will be more competitive and better able to create new opportunities and capabilities for our customers – thus positioning us for growth and global market expansion. In short, I am confident about the benefits the merger will bring to our shareholders, customers and employees.

As the merger process progresses, we will continue to keep the lines of communication open, be as transparent as possible and provide timely updates as we hit key milestones. The clearinghouse for this information is the Merger Information Hub on oneRTN, which is continually being updated, and it includes detailed FAQs and information on the integration and consolidation teams. At the same time, please know that there will be some legal limitations on the information we can share during the shareholder voting period.

It has been a very eventful year for us, and we still have four months to go. I want to thank you for your support and hard work to date. And I ask that you continue to stay focused on meeting our customer commitments and our growth and margin expansion goals, so we can close out the year strong.

Respectfully,

Tom

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Note to Raytheon: RAYSIP participants only have 28 days to vote (proxies must be received by 11:59 p.m. on October 8th). Additionally, votes need to be received prior to October 11th if the shareholders do not plan to attend and vote at the meeting (proxies from RAYSIP participants must be received by October 8th and from shareholders for shares held directly or through a broker by COB or 11:59 p.m. on October 10th).

If you wish to visit the above oneRTN link from a customer network, home or Raytheon mobile device, please use our WebVPN secure remote access service at https://webvpn.raytheon.com. You will need your Directory Services password and SecurID®.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870

Winter Street, Waltham, MA, 02451, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should carefully read the joint proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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